Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of September 30, 2024

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	September 30, 2024	December 31, 2023
CURRENT ASSETS
Cash and cash equivalents	4	8,074,104	3,005,645
Short-term investments	4	757,578	2,338,097
Trade accounts receivable	5	5,673,760	4,875,394
Inventories	6	15,914,442	15,227,778
Tax credits		780,384	1,009,824
Income and social contribution taxes recoverable		852,715	986,068
Dividends receivable		-	1,036
Fair value of derivatives	14	38,823	766
Assets held for sale		-	1,210,041
Other current assets		726,160	543,288
		32,817,966	29,197,937

NON-CURRENT ASSETS
Tax credits		1,933,084	1,916,100
Deferred income taxes		2,252,763	2,219,461
Judicial deposits	15	356,864	2,064,070
Other non-current assets		329,183	355,390
Prepaid pension cost		2,463	11,695
Fair value of derivatives	14	16,864	-
Investments in associates and joint ventures	8	4,197,194	3,858,449
Goodwill	10	12,132,215	10,825,148
Leasing		1,182,528	1,182,654
Other Intangibles		389,765	373,710
Property, plant and equipment, net		26,240,428	22,880,530
		49,033,351	45,687,207

TOTAL ASSETS		81,851,317	74,885,144

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	September 30, 2024	December 31, 2023
CURRENT LIABILITIES
Trade accounts payable - domestic market	11	4,043,996	4,120,701
Trade accounts payable - debtor risk	11	454,421	584,320
Trade accounts payable - imports	11	1,157,949	1,196,162
Short-term debt	12	1,722,124	1,783,201
Debentures	13	91,321	14,421
Taxes payable		418,193	512,935
Income and social contribution taxes payable		208,726	502,766
Payroll and related liabilities		976,491	845,848
Leasing payable		422,016	373,151
Employee benefits		-	209
Environmental liabilities		241,462	139,395
Fair value of derivatives	14	9,601	19,042
Other current liabilities		1,279,897	1,192,461
		11,026,197	11,284,612

NON-CURRENT LIABILITIES
Long-term debt	12	8,424,710	8,296,474
Debentures	13	2,294,744	799,212
Related parties	16	-	24,992
Deferred income taxes		30,449	204,151
Provision for tax, civil and labor liabilities	15	2,307,058	2,185,825
Environmental liabilities		311,860	378,274
Employee benefits		516,435	706,767
Fair value of derivatives	14	-	1,606
Leasing payable		873,336	904,451
Other non-current liabilities		550,591	859,917
		15,309,183	14,361,669

EQUITY	17
Capital		24,273,225	20,215,343
Capital reserves		11,597	11,597
Treasury stocks		(437,998)	(150,182)
Retained earnings		25,089,943	25,914,830
Transactions with non-controlling interests without change of control		(2,904,670)	(2,904,670)
Other reserves		9,262,902	5,972,041
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		55,294,999	49,058,959

NON-CONTROLLING INTERESTS		220,938	179,904

EQUITY		55,515,937	49,238,863

TOTAL LIABILITIES AND EQUITY		81,851,317	74,885,144

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended		For the nine-month period ended
	Note	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
NET SALES		17,378,032	17,063,258	50,204,112	54,200,931

Cost of sales	20	(14,801,417)	(14,270,585)	(43,020,882)	(44,501,242)

GROSS PROFIT		2,576,615	2,792,673	7,183,230	9,699,689

Selling expenses	20	(194,076)	(184,064)	(563,275)	(532,434)
General and administrative expenses	20	(354,526)	(354,804)	(1,016,925)	(1,106,820)
Other operating income	20	55,828	37,602	255,730	951,425
Other operating expenses	20	(156,280)	(85,253)	(431,260)	(214,928)
Recovery of Eletrobras Compulsory Loan	15	-	-	100,860	-
Results in operations with joint ventures	3.4	-	-	808,367	-
Impairment of financial assets	20	(5,016)	(4,084)	(29,374)	(5,065)
Impairment of assets	23	-	-	(199,627)	-
Equity in earnings of unconsolidated companies	8	198,922	182,070	386,120	769,614

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		2,121,467	2,384,140	6,493,846	9,561,481

Financial income	21	168,501	241,133	528,460	700,792
Financial expenses	21	(359,478)	(362,962)	(1,074,408)	(1,042,617)
Exchange variations, net	21	(154,815)	(359,558)	(853,239)	(849,191)
Tax credits monetary update	21	-	-	-	253,002
Gains (Losses) on financial instruments, net	21	22,999	3,633	3,369	(12,570)

INCOME BEFORE TAXES		1,798,674	1,906,386	5,098,028	8,610,897

Current	7	(259,991)	(406,628)	(899,534)	(1,541,982)
Deferred	7	(182,438)	92,307	77,604	(118,728)
Income and social contribution taxes		(442,429)	(314,321)	(821,930)	(1,660,710)

NET INCOME		1,356,245	1,592,065	4,276,098	6,950,187

ATTRIBUTABLE TO:
Owners of the parent		1,347,402	1,581,791	4,250,294	6,923,619
Non-controlling interests		8,843	10,274	25,804	26,568
		1,356,245	1,592,065	4,276,098	6,950,187

Basic earnings per share - preferred - (R$)	18	0.64	0.75	2.02	3.30
Basic earnings per share - common - (R$)	18	0.64	0.75	2.02	3.30

Diluted earnings per share - preferred - (R$)	18	0.64	0.74	2.01	3.28
Diluted earnings per share - common - (R$)	18	0.64	0.74	2.01	3.28

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended		For the nine-month period ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net income for the period	1,356,245	1,592,065	4,276,098	6,950,187
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and joint ventures	(168,671)	110,837	(3,355)	211,800
Cumulative translation adjustment	(486,827)	818,363	3,957,028	(964,466)
Recycling of cumulative translation adjustment to net income	-	-	(407,560)	-
Unrealized (Losses) Gains on net investment hedge	45,955	(167,306)	(249,910)	194,352
Unrealized (Losses) Gains on financial instruments, net of tax	2,090	(983)	(2,309)	783
	(607,453)	760,911	3,293,894	(557,531)

Total comprehensive income for the period, net of tax	748,792	2,352,976	7,569,992	6,392,656

Total comprehensive income attributable to:
Owners of the parent	738,022	2,342,265	7,524,385	6,371,827
Non-controlling interests	10,770	10,711	45,607	20,829
	748,792	2,352,976	7,569,992	6,392,656

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
in thousands of Brazilian reais (R$)
(Unaudited)

		Attributed to parent company’s interest
				Retained earnings					Other Reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Retained earnings	Operations with non-controlling interests	Gains and losses on net investment hedge	Gains and losses on financial instruments	Cumulative translation adjustment	Pension plan	Long term incentive plan	Total parent company’s interest	Non-controlling interests	Total Shareholder's Equity
Balance as of January 1, 2023	19,249,181	(179,995)	11,597	2,210,531	1,775,498	18,186,532	-	(2,904,670)	(9,079,070)	(12,734)	16,725,542	80,117	53,665	46,116,194	181,999	46,298,193
2023 Changes in Equity
Net income	-		-	-	-	-	6,923,619	-	-	-	-	-	-	6,923,619	26,568	6,950,187
Other comprehensive income (loss) recognized in the period	-		-	-	-	-	-	-	194,352	783	(746,927)	-	-	(551,792)	(5,739)	(557,531)
Total comprehensive income (loss) recognized in the period	-	-	-	-	-	-	6,923,619	-	194,352	783	(746,927)	-	-	6,371,827	20,829	6,392,656
Increase in Capital through capitalization of Retained earnings	966,162	-	-	-	-	(966,162)	-	-	-	-	-	-	-	-	-	-
Long term incentive plan cost recognized in the period	-	-	-	-	-	-	-	-	-	-	-	-	55,430	55,430	26	55,456
Long term incentive plan exercised during the period	-	28,345	-	-	-	6,520	-	-	-	-	-	-	-	34,865	17	34,882
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(9,951)	(9,951)
Dividend in excess of the minimum estatutory undistributed in 2022	-	-	-	-	-	(333,151)	-	-	-	-	-	-	-	(333,151)	-	(333,151)
Dividends/interest on equity	-	-	-	-	-	-	(1,644,228)	-	-	-	-	-	-	(1,644,228)	(6,357)	(1,650,585)
Balance as of September 30, 2023 (Note 17)	20,215,343	(151,650)	11,597	2,210,531	1,775,498	16,893,739	5,279,391	(2,904,670)	(8,884,718)	(11,951)	15,978,615	80,117	109,095	50,600,937	186,563	50,787,500

Balance as of January 1, 2024	20,215,343	(150,182)	11,597	2,528,673	2,914,226	20,471,931	-	(2,904,670)	(8,831,146)	(11,951)	14,504,471	176,612	134,055	49,058,959	179,904	49,238,863
2024 Changes in Equity
Net income	-	-	-	-	-	-	4,250,294	-	-	-	-	-	-	4,250,294	25,804	4,276,098
Other comprehensive income (loss) recognized in the period	-	-	-	-	-	-	-	-	(249,910)	(2,309)	3,526,310	-	-	3,274,091	19,803	3,293,894
Total comprehensive income (loss) recognized in the period	-	-	-	-	-	-	4,250,294	-	(249,910)	(2,309)	3,526,310	-	-	7,524,385	45,607	7,569,992
Effects of the share buyback program	-	(349,791)	-	-	-	-	-	-	-		-	-	-	(349,791)	-	(349,791)
Increase in Capital through capitalization of Retained earnings	4,057,882	-	-	-	-	(4,057,882)	-	-	-		-	-	-	-	-	-
Long term incentive plan cost recognized in the period	-	-	-	-	-	-	-	-	-		-	-	16,770	16,770	33	16,803
Long term incentive plan exercised during the period	-	61,975	-	-	-	(555)	-	-	-		-	-	-	61,420	15	61,435
Effects of interest changes in subsidiaries	-	-	-	-	-	-	-	-	-		-	-	-	-	(4,119)	(4,119)
Dividend in excess of the minimum estatutory undistributed in 2023	-	-	-	-	-	(175,233)	-	-	-		-	-	-	(175,233)	-	(175,233)
Dividends/interest on equity	-	-	-	-	-	-	(841,511)	-	-		-	-	-	(841,511)	(502)	(842,013)
Balance as of September 30, 2024 (Note 17)	24,273,225	(437,998)	11,597	2,528,673	2,914,226	16,238,261	3,408,783	(2,904,670)	(9,081,056)	(14,260)	18,030,781	176,612	150,825	55,294,999	220,938	55,515,937

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of Brazilian reais (R$)
(Unaudited)

		For the nine-month period ended
	Note	September 30, 2024	September 30, 2023
Cash flows from operating activities
Net income for the period		4,276,098	6,950,187
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	20	2,293,381	2,256,376
Impairment of assets	23	199,627	-
Equity in earnings of unconsolidated companies	8	(386,120)	(769,614)
Exchange variation, net	21	853,239	849,191
Gains and losses on derivative financial instruments, net	21	(3,369)	12,570
Post-employment benefits		200,158	190,264
Long-term incentive plans	19	114,544	122,801
Income tax	7	821,930	1,660,710
Losses on disposal of property, plant and equipment		37,890	26,210
Results in operations with joint ventures	3.4	(808,367)	-
Impairment of financial assets		29,374	5,065
Provision of tax, civil, labor and environmental liabilities, net		121,092	140,549
Tax credits recovery		(100,860)	(1,098,218)
Interest income on short-term investments		(205,553)	(426,093)
Interest expense on debt and debentures	21	577,111	630,927
Interest expense on lease liabilities		103,006	78,632
Reversal of net realizable value adjustment in inventory, net	6	(42,824)	(20,667)
		8,080,357	10,608,890
Changes in assets and liabilities
Increase in trade accounts receivable		(421,177)	(1,006,171)
Increase in inventories		208,075	1,158,473
Decrease in trade accounts payable		(775,344)	(775,582)
Decrease (Increase) in other receivables		1,707,207	(100,429)
Decrease in other payables		(107,423)	(397,409)
Dividends from associates and joint ventures		68,501	77,661
Purchases of short-term investments		(910,120)	(5,687,783)
Proceeds from maturities and sales of short-term investments		2,688,500	5,595,166
Cash provided by operating activities		10,538,576	9,472,816

Interest paid on loans and financing		(486,091)	(458,667)
Interest paid on lease liabilities		(103,006)	(78,632)
Income and social contribution taxes paid		(1,354,889)	(1,410,109)
Net cash provided by operating activities		8,594,590	7,525,408

Cash flows from investing activities
Purchases of property, plant and equipment	9	(3,911,266)	(3,668,775)
Proceeds from sales of property, plant and equipment, investments and other intangibles		1,525,745	10,336
Additions in other intangibles		(123,634)	(91,008)
Repurchase of shares in joint ventures		-	47,006
Capital increase in joint ventures	8	(101,069)	(96,653)
Net cash used in investing activities		(2,610,224)	(3,799,094)

Cash flows from financing activities
Purchases of Treasury stocks		(349,791)	-
Dividends and interest on capital paid		(1,013,050)	(1,855,072)
Proceeds from loans and financing		2,097,055	1,658,770
Repayment of loans and financing		(1,650,139)	(2,692,611)
Leasing payment		(328,287)	(308,819)
Intercompany loans, net		(24,992)	398
Net cash used in financing activities		(1,269,204)	(3,197,334)

Exchange variation on cash and cash equivalents		353,297	(90,314)

Increase in cash and cash equivalents		5,068,459	438,666
Cash and cash equivalents at beginning of period		3,005,645	2,475,863
Cash and cash equivalents at end of period		8,074,104	2,914,529

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of São Paulo, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, the Company also produces flat steel and iron ore, activities which expanded the product mix and made its operations even more competitive. The Company believes it is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. Gerdau is listed on the São Paulo and New York stock exchanges.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Management on November 05, 2024.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company's Condensed Consolidated Interim Financial Statements for the three-month and nine-month periods ended on September 30, 2024 have been prepared in accordance with International Accounting Standard (IAS) Nº 34, which establishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2023, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

The accounting policies applied in this Condensed Consolidated Interim Financial Statements are the same as those applied in the Consolidated Financial Statements for the year ended December 31, 2023.

2.2 – New accounting standards

The issued and/or reviewed IFRS standards made by the IASB that are effective for the year started in 2024 had no impact on the Company's Financial Statements. In addition, the IASB issued/reviewed some IFRS standards, which have mandatory adoption for the year 2025 and/or after, and the Company is assessing the adoption impact of these standards in its Consolidated Financial Statements.

- Amendment to IAS 21 – Lack of Exchangeability. It clarifies aspects related to accounting treatment and disclosure when a currency lacks exchangeability into another currency. This amendment to the standard is effective for fiscal years beginning on/or after January 1, 2025. The Company does not expect material impacts on its Financial Statements.

- On March 6, 2024, the SEC approved new rules that will require climate-related disclosures by public companies, including evaluation and disclosure of certain climate-related financial metrics in their audited financial statements. These rules are effective for fiscal years beginning on/or after January 1, 2025. On April 4, 2024, the SEC stayed its climate disclosure rules to facilitate the orderly judicial resolution of pending legal challenges. The Company is currently evaluating the impact of the rule changes.

- Issuance of IFRS 18 – Presentation and Disclosure in Financial Statements. Establishes the requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. This standard is effective for years beginning on/or after January 1, 2027. The Company is evaluating the impacts on its Financial Statements of adopting this standard.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

- Issuance of IFRS 19 – Subsidiaries without Public Accountability: Disclosures. Establishes simplified disclosures requirements for consolidated or individual financial statements of entities eligible for the application of this standard. These rules are effective for fiscal years beginning on/or after January 1, 2027. The Company does not expect material impacts on its Financial Statements.

- Amendment to IFRS 9 and IFRS 7 – Amendments to the classification and measurement of financial instruments. It clarifies aspects related to the classification and measurement of financial instruments. This amendment to the standards is effective for years beginning on/or after January 1, 2026. The Company is evaluating the impacts on its Financial Statements of adopting these standards.

- Annual improvements to IFRS Accounting Standards. It applies amendments to IFRS 1, addressing first-adoption aspects related to hedge accounting; IFRS 7, covering aspects of gain and loss on the reversal of a financial instrument, credit risk disclosures, and the difference between fair value and transaction price; IFRS 9, addressing aspects related to the reversal of leasing liabilities and transaction price; IFRS 10, addressing the determination of the “de facto agent” and IAS 7, addressing aspects related to the cost method. These amendments are effective for years beginning on/or after January 1, 2026. The Company does not expect material impacts on its Financial Statements.

NOTE 3 – CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of interest in subsidiaries for the period ended on September 30, 2024, when compared to those existing on December 31, 2023.

3.2 - Joint Ventures

Listed below are the interests in joint ventures:

		Equity Interests
		Total capital(*)
Joint ventures	Country	September 30, 2024	December 31, 2023
Bradley Steel Processors	Canada	50.00	50.00
MRM Guide Rail	Canada	50.00	50.00
Gerdau Corsa S.A.P.I. de CV	Mexico	75.00	75.00
Gerdau Summit Aços Fundidos e Forjados S.A.	Brazil	58.73	58.73
Juntos Somos Mais Fidelização S.A.	Brazil	27.47	27.16
Addiante S.A	Brazil	50.00	50.00
Brasil ao Cubo S.A.	Brazil	44.66	44.66
MRS Logística S.A.	Brazil	1.32	1.32
Ubiratã Tecnologia S.A	Brazil	-	50.00
Gerdau Metaldom Corp. (Note 3.4)	Dominican Rep.	-	50.00
Diaco S.A. (Note 3.4)	Colombia	-	49.85

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly held in the joint venture.

Although the Company owns more than 50% of Gerdau Corsa S.A.P.I. de C.V. and Gerdau Summit Aços Fundidos e Forjados S.A., it does not consolidate the financial statements of these joint venture entities, due to joint control agreements with the other shareholders that prevent the Company from controlling the decisions in conducting the joint venture’s business. The Company owns 1.32% of MRS Logística S.A. and due to the existence of a shareholders' agreement, a joint venture business and the existence of significant influence provided for in the accounting standard for the application of the equity method is characterized.

In August 2024, the Company disposed its participation in Ubiratã Tecnologia S.A., where there were no material losses in relation to the equity value recorded in the financial statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The Company presents the joint venture information in aggregate, since the investments in these entities are not individually material. The financial information of these joint ventures, accounted for under the equity method, is shown below:

	Joint ventures
Joint ventures	September 30, 2024	December 31, 2023
Cash and cash equivalents	2,986,050	4,946,614
Total current assets	7,110,053	10,830,003
Total non-current assets	19,882,887	19,799,735
Short-term debt	971,314	1,387,985
Total current liabilities	5,320,733	7,153,365
Long-term debt	6,131,819	6,509,894
Total non-current liabilities	8,872,240	9,547,371

	Joint ventures
	For the three-month period ended		For the nine-month period ended
Joint ventures	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net sales	3,741,778	5,025,651	10,742,229	15,031,598
Cost of sales	(2,577,451)	(3,518,098)	(7,262,929)	(10,835,152)
Income before financial income (expenses) and taxes	888,522	1,248,007	2,680,872	3,499,623
Financial income	273,144	161,308	855,907	329,379
Financial expenses	(409,873)	(368,314)	(1,343,457)	(890,498)
Income and social contribution taxes	(200,334)	(255,547)	(677,342)	(719,235)
Net income	521,097	703,433	1,492,251	2,049,902
Depreciation and amortization	332,398	312,503	961,634	918,276
Total comprehensive income for the period, net of tax	521,097	703,433	1,492,251	2,049,902

3.3 — Associate companies

Listed below is the interest in associate companies:

		Equity interests
		Total capital (*)
Associate companies	Country	September 30, 2024	December 31, 2023
Dona Francisca Energética S.A.	Brazil	53.94	51.82
Newave Energia S.A.	Brazil	33.33	33.33

(*) The voting capital is substantially equal to the total capital. The interests reported represent the ownership percentage held directly and indirectly.

In July 2024, the Company acquired an additional interest of 2.12% in Dona Francisca Energética S.A. for R$7 million.

Although the Company owns more than 50% of Dona Francisca Energética S.A., it does not consolidate the financial statements of this associate because according to the associate by-laws it is necessary 65% of interest to control the company.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The summarized financial information of the associate companies, accounted for under the equity method, is shown as follows:

Associate companies	September 30, 2024	December 31, 2023
Cash and cash equivalents	70,946	138,389
Total current assets	124,925	165,048
Total non-current assets	910,924	424,053
Total current liabilities	37,141	122,308
Total non-current liabilities	48,695	7,965

	For the three-month period ended		For the nine-month period ended
Associate companies	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net sales	61,899	16,677	92,593	49,488
Cost of sales	(36,215)	(7,571)	(53,331)	(23,855)
Income before financial income (expenses) and taxes	13,747	8,693	10,286	23,020
Financial income	1,425	422	7,097	819
Financial expenses	(587)	(1,143)	(2,119)	(3,753)
Income and social contribution taxes	(5,789)	(707)	(5,828)	(1,888)
Net income	8,796	7,265	9,437	18,198
Depreciation and amortization	2,963	2,176	8,404	7,387
Total comprehensive income for the period, net of tax	8,796	7,265	9,437	18,198

3.4 — Results in operations with joint ventures

On January 17, 2024, the Company signed an agreement for the sale of all its equity interests of 49.85% in the joint venture Diaco S.A. (and subsidiaries) and 50.00% in the joint venture Gerdau Metaldom Corp (and subsidiaries), whose acquirer is the INICIA Group, Gerdau’s partner in these companies, which were part of the Company’s South America Segment and were recorded by the equity method. The transaction took place at a base price corresponding to US$ 325 million (equivalent to R$ 1.5 billion on the date of the transaction) and it is in line with its capital allocation strategy, focusing on the growth and competitiveness of assets with greater potential for long-term value generation. Throughout the first quarter of 2024, after compliance with the corresponding conditions precedent, the transactions were concluded and, as a result of the sale of these interests, the Company recognized a gain of R$ 808.4 million in the line of Results in operations with joint ventures in the Statement of Income, which includes the amount of R$ 407.6 million reclassified from Cumulative translation adjustment, as presented in the Statement of Comprehensive Income, to the income.

3.5 — Events of the quarter

On September 17, 2024, Gerdau Ameristeel US Inc., subsidiary of Gerdau in North America, signed an agreement to acquire the entire ferrous and non-ferrous scrap processing and recycling business of Dales Recycling Partnership. The acquisition price of approximately US$ 60 million (equivalent to R$ 327 million on September 30, 2024) to be paid in cash, using available own resources, at the closing of the transaction, subject to customary price adjustments, including land, inventory, and fixed assets associated with Dales Recycling’s operations in Tennessee, Kentucky and Missouri, in the United States. Dales Recycling has an annual capacity to process approximately 160,000 tons of ferrous and non-ferrous scrap and reported an average annual EBITDA of approximately US$ 10 million over the past three years (equivalent to R$ 54 million on September 30, 2024). The acquisition aims to increase Gerdau’s captive ferrous scrap supply through proprietary channels, supplying raw material to its operations at a competitive cost. The Company also clarifies that this acquisition is aligned with its strategy of growth and competitiveness of operations through assets with greater potential for long-term value generation and expansion of its presence in more profitable markets for its business. The closing of the transaction occurred on November 1, 2024, the date from which Gerdau Ameristeel US Inc. will have control over the Dales Recycling business.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 4 – CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash and cash equivalents

	September 30, 2024	December 31, 2023
Cash	21,371	10,468
Banks and immediately available investments	8,052,733	2,995,177
Cash and cash equivalents	8,074,104	3,005,645

Immediate liquidity investments include investments that are readily redeemable, that is, those that have immediate liquidity and low risk of fair value variation.

Short-term investments

	September 30, 2024	December 31, 2023
Short-term investments	757,578	2,338,097

Short-term investments include Bank Deposit Certificates and marketable securities, which are used in the Company's operations and cash management and stated at their fair value. Income generated by these investments is recorded as financial income.

NOTE 5 – ACCOUNTS RECEIVABLE

	September 30, 2024	December 31, 2023
Trade accounts receivable - in Brazil	2,716,660	2,622,865
Trade accounts receivable - exports from Brazil	544,049	617,577
Trade accounts receivable - foreign subsidiaries	2,530,895	1,724,838
(-) Impairment of financial assets	(117,844)	(89,886)
	5,673,760	4,875,394

Accounts receivable by aging are as follows:

	September 30, 2024	December 31, 2023
Current	5,084,151	4,294,446
Past-due:
Up to 30 days	531,270	513,384
From 31 to 60 days	63,865	48,538
From 61 to 90 days	11,705	24,027
From 91 to 180 days	36,747	50,502
From 181 to 360 days	34,148	13,251
Above 360 days	29,718	21,132
(-) Impairment on financial assets	(117,844)	(89,886)
	5,673,760	4,875,394

NOTE 6 - INVENTORIES

	September 30, 2024	December 31, 2023
Finished products	7,535,051	6,971,497
Work in progress	3,544,093	3,336,780
Raw materials	3,002,632	3,241,607
Storeroom supplies	1,308,574	1,266,465
Imports in transit	541,318	469,601
(-) Allowance for adjustments to net realizable value	(17,226)	(58,172)
	15,914,442	15,227,778

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The allowance for adjustment to net realizable value of inventories, on which the provision and reversal of provision are registered with impact on cost of sales, is as follows:

Balance as of January 01, 2023	(47,497)
Provision for the year	(59,783)
Reversal of adjustments to net realizable value	47,747
Exchange rate variation	1,361
Balance as of December 31, 2023	(58,172)
Provision for the period	(20,504)
Reversal of adjustments to net realizable value	63,328
Exchange rate variation	(1,878)
Balance as of September 30, 2024	(17,226)

NOTE 7 – INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the periods ended on September 30, 2024 and 2023. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 23% and 35%. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	For the three-month period ended
	September 30, 2024	September 30, 2023
Income before income taxes	1,798,674	1,906,386
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(611,550)	(648,171)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	46,928	181,289
- Equity in earnings of unconsolidated companies	67,634	61,904
- Deferred tax assets not recognized	4,939	(4,548)
- Interests on tax lawsuits*	9,608	12,385
- Interest on equity	(1,822)	(709)
- Tax credits and incentives	12,935	5,164
- Other permanent differences, net	28,899	78,365
Income and social contribution taxes	(442,429)	(314,321)
Current	(259,991)	(406,628)
Deferred	(182,438)	92,307

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

	For the nine-month period ended
	September 30, 2024	September 30, 2023
Income before income taxes	5,098,028	8,610,897
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(1,733,330)	(2,927,705)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	680,646	417,646
- Equity in earnings of unconsolidated companies	131,281	261,669
- Deferred tax assets not recognized	30,511	(15,548)
- Interests on tax lawsuits*	30,619	118,586
- Interest on equity	(1,719)	302,450
- Tax credits and incentives	12,991	14,215
- Other permanent differences, net	27,071	167,977
Income and social contribution taxes	(821,930)	(1,660,710)
Current	(899,534)	(1,541,982)
Deferred	77,604	(118,728)

* On September 24, 2021, the Federal Supreme Court finalized the judgment of Topic 962, deciding unanimously that the IR and CS levy was not due on the amounts related to interests (Selic rate) on tax lawsuits. Thus, the effects of such judgment were considered to the tax calculation applied to the interests recorded in the periods.

b) Tax Assets not booked:

The Company did not recognize a portion of tax assets regarding tax losses and negative social contribution from some operations in Brazil in the amount of R$ 277,204 (R$ 282,387 on December 31, 2023), which do not have an expiration date. The subsidiaries abroad had R$ 630,340 (R$ 569,714 as of December 31, 2023) of tax credits on capital losses for which deferred tax assets have not been booked and which expire between 2029 and 2035 and also several tax losses of state credits in the amount of R$ 297,820 (R$ 277,348 as of December 31, 2023), which expire at various dates between 2025 and 2038.

NOTE 8 – INVESTMENTS

	Balance as of January 01, 2023	Equity in earnings	Cumulative Translation Adjustment	Capital increase	Conversion of intercompany loan into equity interest	Negative goodwill in acquisition of equity interest	Presentation as Assets held for sale	Shares repurchase	Dividends/ Interest on equity	Balance as of December 31, 2023
Investments in North America	2,428,237	591,354	142,830	-	-	-	-	-	(396,015)	2,766,406
Investments in South America	1,060,770	230,176	17,060	-	-	-	(1,210,041)	(47,006)	(50,959)	-
Investments in Special Steel	256,813	10,582	1,127	-	-	-	-	-	-	268,522
Others	150,698	(4,506)	15,197	524,185	141,070	11,195	-	-	(14,318)	823,521
	3,896,518	827,606	176,214	524,185	141,070	11,195	(1,210,041)	(47,006)	(461,292)	3,858,449

	Balance as of December 31, 2023	Equity in earnings	Cumulative Translation Adjustment	Capital increase	Dividends/Interest on equity	Other movements	Balance as of September 30, 2024
Investments in North America	2,766,406	280,626	(73,120)	-	(59,146)	-	2,914,766
Investments in Special Steel	268,522	23,845	(1,945)	-	(5,526)	-	284,896
Others	823,521	81,649	3,961	101,069	(3,829)	(8,839)	997,532
	3,858,449	386,120	(71,104)	101,069	(68,501)	(8,839)	4,197,194

NOTE 9 – PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment – during the three-month period ended on September 30, 2024, acquisitions amounted to R$ 1,509,478 (R$ 1,485,714 as of September 30, 2023), and disposals amounted to R$ 20,383 (R$ 11,928 as of September 30, 2023). During the nine-month period ended on September 30, 2024, acquisitions amounted to R$ 3,787,574 (R$ 3,668,775 as of September 30, 2023), and disposals amounted to R$ 46,696 (R$ 36,546 as of September 30, 2023).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The additions to property, plant and equipment in the nine-month period ended on September 30, 2024 include a non-cash effect amounted to R$ (123,692).

b) Capitalized borrowing costs – borrowing costs capitalized during the three-month period ended on September 30, 2024 amounted to R$ 28,729 (R$ 15,406 as of September 30, 2023). Borrowing costs capitalized during the nine-month period ended on September 30, 2024 amounted to R$ 93,876 (R$ 40,200 as of September 30, 2023).

c) Impairment of assets – In the second quarter of 2024, due to the lack of expectation of future use of some assets of its industrial plants, tests carried out on other long-lived assets identified losses due to non-recoverability in the amount of R$ 199,627 in the Brazil segment. These losses were determined based on the difference between the carrying amount of the assets and its recoverable amount. These losses were recorded as an expense, in the “Impairment of assets” line in the Consolidated Statements of Income, as detailed in Note 23.

d) Guarantees – no property, plant and equipment were pledged as collateral for loans and financing on September 30, 2024 and December 31, 2023.

NOTE 10 – GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2023	21,745,547	(10,111,083)	11,634,464
(+/-) Foreign exchange effect	(1,377,739)	568,423	(809,316)
Balance as of December 31, 2023	20,367,808	(9,542,660)	10,825,148
(+/-) Foreign exchange effect	2,409,451	(1,102,384)	1,307,067
Balance as of September 30, 2024	22,777,259	(10,645,044)	12,132,215

The amounts of goodwill by segment are as follows:

	September 30, 2024	December 31, 2023
Brazil	373,135	373,135
Special Steels	4,014,069	3,566,989
North America	7,745,011	6,885,024
	12,132,215	10,825,148

The Company concluded that there are no indications that demand the performance of the impairment test of goodwill and other long-lived assets for the period ended on September 30, 2024, as detailed in Note 23.

NOTE 11 – TRADE ACCOUNTS PAYABLE (domestic market, debtor risk and imports)

	September 30, 2024	December 31, 2023
Trade accounts payable - domestic market	4,043,996	4,120,701
Trade accounts payable - debtor risk	454,421	584,320
Trade accounts payable - imports	1,157,949	1,196,162
	5,656,366	5,901,183

Under “Trade Accounts Payable - Domestic Market”, the Company presents balances payable arising from the acquisition of goods and services in the domestic markets of each of the countries where the Company and its subsidiaries operate.

The Company has contracts with financial institutions in order to allow its suppliers to anticipate their receivables through an operation called “Trade Accounts Payable – Debtor Risk”. In this operation, suppliers can transfer, at their discretion, the right to receive the securities to a financial institution, which, in turn, becomes the holder of the rights of the suppliers' receivables. The average discount rate on risk transactions carried out by our suppliers with financial institutions in Brazil and with subsidiaries in the United States was based on market conditions. The transfer of the right to receive the Company's securities, at the supplier's discretion, does not result in a relevant change in the payment term, nor does it imply the payment of interest by the Company, as the financial cost of such transfer is the responsibility of the supplier.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The balances presented as “Trade Accounts Payable - Imports” substantially refer to the purchase of coal and other raw materials abroad, where in commercial transactions the supplier may require the issuance of a letter of credit or similar risk mitigation instrument to ship the products. On September 30, 2024, contracts negotiated via letter of credit had a payment term of up to 180 days and rates that also varied, depending on market conditions.

The Company permanently monitors the composition of the portfolio and the conditions established with suppliers, which have not undergone significant changes in relation to what had been practiced historically.

NOTE 12 – LOANS AND FINANCING

Loans and financing are as follows:

	September 30, 2024	December 31, 2023
Ten/Thirty Years Bonds	7,962,192	7,051,637
Other financing	2,184,642	3,028,038
Total financing	10,146,834	10,079,675
Current	1,722,124	1,783,201
Non-current	8,424,710	8,296,474

Principal amount of the financing	9,854,818	9,903,534
Interest amount of the financing	292,016	176,141
Total financing	10,146,834	10,079,675

As of September 30, 2024, the nominal weighted average cost of debts denominated in US dollars is 5.44% p.a. (5.68% p.a. on December 31, 2023), for debts denominated in Real of 106.6% of the CDI p.a. (104.9% of the CDI p.a. on December 31, 2023) and for other currencies 5.33% p.a. (6.49% p.a. on December 31, 2023).

Loans and financing, denominated in Reais, are substantially adjusted at a fixed rate or indexed to the CDI (Interbank Deposit Certificates).

Summary of loans and financing by currency:

	September 30, 2024	December 31, 2023
Brazilian Real (R$)	1,742,448	2,667,065
U.S. Dollar (US$)	8,128,718	7,169,183
Other currencies	275,668	243,427
	10,146,834	10,079,675

The amortization schedules of long-term loans and financing are as follows:

	September 30, 2024	December 31, 2023
2025 (*)	404,497	1,156,718
2026	166,818	168,374
2027	2,227,993	2,001,442
2028	10,739	14,742
2029 on	5,614,663	4,955,198
	8,424,710	8,296,474

(*) For the period as of September 30,2024, the amounts represents dates from October 1, 2025 to December 31, 2025.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a) Credit Lines

In September 2022, the Company completed the renewal of the Global Credit Line in the total amount of US$ 875 million (equivalent to R$ 4,767 million as of September 30, 2024) with maturity in September 2027. The transaction aims to provide liquidity to operations in North America and Latin America, including Brazil. The companies Gerdau S.A., Gerdau Açominas S.A. and Gerdau Aços Longos S.A. provide guarantee for this transaction. As of September 30, 2024, no amount of this credit line was used.

The Company and its subsidiaries are not subject to default clauses (covenants) linked to financial ratios. Non-financial performance clauses have been complied with.

NOTE 13 – DEBENTURES

		Quantity as of September 30, 2024
Issuance	General Meeting	Issued	Held in treasury	Maturity	September 30, 2024	December 31, 2023
14th	August 26, 2014	20,000	20,000	August 30, 2034	-	-
16th - B	April 25, 2019	800,000	-	May 6, 2026	835,349	813,633
17th	May 29, 2024	1,500,000	-	May 29, 2029	1,550,716	-
Total Consolidated					2,386,065	813,633

Current					91,321	14,421
Non-current					2,294,744	799,212

Maturities of long-term amounts are as follows:

	September 30, 2024	December 31, 2023
2026	799,456	799,212
2029 on	1,495,288	-
	2,294,744	799,212

The debentures are denominated in Brazilian Reais, are nonconvertible, and pay variable interest as a percentage of the CDI – Interbank Deposit Certificate.

The average notional interest rate was 2.75% and 5.21% for the three and nine-month periods ended on September 30, 2024, respectively (3.41% and 10.20% for the three and nine-month periods ended on September 30, 2023, respectively).

In May 2024, the Company announced the 17th issuance of debentures where it issued 1,500,000 (one million and five hundred thousand) debentures with a nominal unit value of R$ 1, totaling R$ 1.5 billion.

NOTE 14 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed through market strategies discussed and shared with senior management and in accordance with internal guidelines and control systems for exposure limits to them. All financial instruments are recorded in the accounting books and presented as short-term investments, trade accounts receivable, related parties (assets and liabilities), fair value of derivatives (assets and liabilities), other current assets, other non-current assets, trade accounts payable – domestic market, trade accounts payable – debtor risk, trade accounts payable - imports, loans and financing, debentures, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are intended to protect the Company against exchange rate fluctuations on foreign currency loans, interest rate and commodity prices fluctuations. These transactions are carried out considering direct active or passive exposures, without leverage.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

b) Fair Value — the Fair Value of the financial instruments is as follows:

	September 30, 2024		December 31, 2023
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Short-term investments	757,578	757,578	2,338,097	2,338,097
Trade accounts receivable - net	5,673,760	5,673,760	4,875,394	4,875,394
Fair value of derivatives	55,687	55,687	766	766
Other current assets	726,160	726,160	543,288	543,288
Other non-current assets	329,183	329,183	355,390	355,390

Liabilities
Trade accounts payable - domestic market	4,043,996	4,043,996	4,120,701	4,120,701
Trade accounts payable - debtor risk	454,421	454,421	584,320	584,320
Trade accounts payable - imports	1,157,949	1,157,949	1,196,162	1,196,162
Loans and Financing	10,146,834	10,461,402	10,079,675	10,161,103
Debentures	2,386,065	2,384,979	813,633	812,413
Related parties	-	-	24,992	24,992
Fair value of derivatives	9,601	9,601	20,648	20,648
Other current liabilities	1,279,897	1,279,897	1,192,461	1,192,461
Other non-current liabilities	550,591	550,591	859,917	859,917

The fair values of Loans and Financing and Debentures are based on market premises, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance. The fair value hierarchy of the financial instruments above are presented in Note 14.g.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process. Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets. Furthermore, the Company may contract derivatives in order to reduce this risk.

Interest rate risk: this risk arises from the effects of fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like Secured Overnight Financing Rate (SOFR) and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company understands that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may contract derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the Company not receiving amounts arising from sales to customers or investments made with financial institutions. In order to minimize this risk, the Company adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances. Regarding financial investments, the Company only carries out transactions with first-rate institutions and with low credit risk, as assessed by rating agencies and risk mitigation parameters defined in the Company’s internal guidelines.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Net Equity) based on internal policies and benchmarks. The Key Performance Indicators (KPI) related to the “Capital Structure Management” objective are: WACC (Weighted Average Cost of Capital), Net Debt/EBITDA (Earnings before interest, income tax, depreciation and amortization), Coverage Ratio of Net Financial Expenses (EBITDA/Net Financial Expenses) and Debt/Total Capitalization Ratio. Net Debt is formed by the principal of the debt reduced by cash, cash equivalents and short-term investments (notes 4, 12 and 13). Total Capitalization is formed by the Total Debt (composed of the principal of the debt) and the Net Equity (Note 17). The Company may change its capital structure, according to economic and financial conditions, in order to optimize its financial leverage and debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) through the implementation of working capital management and an efficient program of investments in property, plant and equipment. In the long term, the Company seeks to remain within the parameters below, admitting occasional variations in the short term:

Net debt/EBITDA	Less or equal to 1.5 times
Gross debt limit	R$ 12 billion
Average maturity of debt	more than 6 years

These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: The Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans and financing, and debentures are presented in Notes 12 and 13, respectively.

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income
Assumptions	Percentage of change		September 30, 2024	September 30, 2023
Foreign currency sensitivity analysis - Loans and financing	5%		5,110	1,558
Foreign currency sensitivity analysis - Imports/Exports	5%		30,695	23,181
Interest rate sensitivity analysis	10	bps	35,749	29,601
Sensitivity analysis of changes in prices of products sold	1%		173,780	170,633
Sensitivity analysis of changes in raw material and commodity prices	1%		107,606	106,352
Currency forward contracts	5%		77,541	14,583
Commodity derivates	5%		1,555	1,067
Swaps USD x DI	5%		8,583	104
Swaps IPCA x DI	5%		-	1

Foreign currency sensitivity analysis: As of September 30, 2024, the Company is mainly exposed to variations between the Real and the Dollar. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease between the Real and the Dollar in its non-hedged debts, trade accounts receivable - exports from Brazil and trade accounts payable – imports. Variations between the local currencies of other countries and the Dollar do not represent material exposures. In this analysis, if the Real appreciates against the Dollar, this would represent a gain of R$ 5.110 (gain of R$ 1,558 as of September 30, 2023). If the Real depreciates against the Dollar, this would represent an expense of the same amount. As for foreign currency variations in Imports/Exports, if the Real appreciates against the Dollar, this would represent an expense of R$ 30,695 (gain of R$ 23,181 as of September 30, 2023), if the Real depreciates against the Dollar, this would represent a gain of the same value.

The net values of other assets and other liabilities in foreign currencies do not present significant risks of impacts due to fluctuations in the exchange rate.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 35,750 as of September 30, 2024 (R$ 29,601 as of September 30, 2023) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 12 and 13, and are mainly comprised by SOFR and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: The Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the revenues and costs for the period ended on September 30, 2024, totals R$ 173,780 (R$ 170,633 as of September 30, 2023) and the variation in the price of raw materials and other inputs totals R$ 107,606 as of September 30, 2024 (R$ 106,352 as of September 30, 2023). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of currency forward contracts: the Company has exposure to dollar forward contracts for some of its assets and liabilities. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease in the Dollar against the Argentinian Peso, and its effects on the mark to market of these derivatives. A 5% increase in the Dollar against the Argentinian Peso represents an expense of R$ 77,541 as of September 30, 2024 (expense of R$ 14,583 as of September 30, 2023) and a 5% decrease in the Dollar against the Argentinian Peso represents a gain in the same amount in September 30, 2024 and an expense in the same amount in September 30, 2023. Forward contracts in Dollar/Argentinian Peso were intended to cover asset and liability positions in Dollars and the effects of the mark to market of these contracts were recorded in the Consolidated Statement of Income. Dollar forward contracts to which the Company is exposed are presented in note 14.e.

Sensitivity analysis of commodity forward contracts: the Company has exposure to Commodity forward contracts (coal, nickel and energy) for some of its liabilities. The sensitivity analysis carried out by the Company considers the effects of a 5% increase or decrease in the price of the commodity, and its effects on the mark to market of these derivatives. A 5% increase in the price of the commodity represents an expense of R$ 1,555 as of September 30, 2024 (gain of R$ 1,067 as of September 30, 2023), and a 5% decrease in the price of the commodity represents an income in September 30, 2024 and an expense in September 30, 2023 in the same amount. The mark to market effects of these contracts were recorded in the Consolidated Statement of Income. Commodity forward contracts to which the Company is exposed are presented in Note 14.e.

Sensitivity analysis of USD x DI swaps: the Company has USD x DI swaps to protect some of its Loans and financing. The sensitivity analysis carried out by the Company considers the impact on the MTM of a 5% increase in the Dollar against Real for all vertices of the respective operations. This variation would represent an income of R$ 8,583 (expense of R$ 104 as of September 30, 2023). These effects would be recognized in the Consolidated Income Statement. The USD x DI swaps that the Company is exposed to are presented in Note 14.e.

Sensitivity analysis of IPCA x DI swaps: The Company contracts IPCA x DI swaps to hedge some of its Loans and financing. When swaps are contracted, the sensitivity analysis performed by the Company considers the impact on the MTM of a 50 bps increase in the DI x Pre interest rate curve for all vertices of the respective transactions. On September 30, 2024, the Company does not have IPCA x DI swaps (R$ 1 on September 30, 2023). These effects would be recognized in the Consolidated Statement of Income.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

d) Financial Instruments per Category

Summary of the financial instruments per category:

September 30, 2024 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Total
Short-term investments	-	757,578	757,578
Trade accounts receivable	5,673,760	-	5,673,760
Fair value of derivatives	-	55,687	55,687
Other current assets	710,490	15,670	726,160
Other non-current assets	326,918	2,265	329,183
Total	6,711,168	831,200	7,542,368
Financial income (expenses) for the three-month period ended on September 30, 2024	40,880	108,355	149,235
Financial income (expenses) for the nine-month period ended on September 30, 2024	420,779	359,106	779,885

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Trade accounts payable - domestic market	-	4,043,996	4,043,996
Trade accounts payable - debtor risk	-	454,421	454,421
Trade accounts payable - imports	-	1,157,949	1,157,949
Loans and financing	-	10,146,834	10,146,834
Debentures	-	2,386,065	2,386,065
Related parties	-	-	-
Fair value of derivatives	9,601	-	9,601
Other current liabilities	-	1,279,897	1,279,897
Other non-current liabilities	-	550,591	550,591
Total	9,601	20,019,753	20,029,354
Financial income (expenses) for the three-month period ended on September 30, 2024	(6,523)	(465,505)	(472,028)
Financial income (expenses) for the nine-month period ended on September 30, 2024	(89,750)	(2,085,953)	(2,175,703)

December 31, 2023 Assets	Financial asset at amortized cost	Financial asset at fair value through proft or loss	Total
Short-term investments	-	2,338,097	2,338,097
Trade accounts receivable	4,875,394	-	4,875,394
Fair value of derivatives	-	766	766
Other current assets	529,629	13,659	543,288
Other non-current assets	353,370	2,020	355,390
Total	5,758,393	2,354,542	8,112,935
Financial income (expenses) for the three-month period ended on September 30, 2023	199,802	178,463	378,265
Financial income (expenses) for the nine-month period ended on September 30, 2023	473,396	473,509	946,905

Liabilities	Financial liability at fair value through profit or loss	Financial liability at amortized cost	Total
Trade accounts payable - domestic market	-	4,120,701	4,120,701
Trade accounts payable - debtor risk	-	584,320	584,320
Trade accounts payable - imports	-	1,196,162	1,196,162
Loans and financing	-	10,079,675	10,079,675
Debentures	-	813,633	813,633
Related parties	-	24,992	24,992
Fair value of derivatives	20,648	-	20,648
Other current liabilities	-	1,192,461	1,192,461
Other non-current liabilities	-	859,917	859,917
Total	20,648	18,871,861	18,892,509
Financial income (expenses) for the three-month period ended on September 30, 2023	(12,570)	(843,449)	(856,019)
Financial income (expenses) for the nine-month period ended on September 30, 2023	(28,591)	(1,868,898)	(1,897,489)

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. All derivative instruments in force are monthly reviewed by the Financial Risk Committee, which validates the fair value of such instruments. All gains and losses on derivative instruments are recognized at their fair value in the Company’s consolidated financial statements in the line of Gains (Losses) on financial instruments, net.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities prices and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and income. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage the market risks mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

Derivative transactions may include interest rate and/or currency swaps, currency futures contracts and currency options contracts.

Currency forward contracts: The Company may contract forward contract operations, through which it receives/pays a fixed dollar amount and receives/pays a fixed Real/Argentinian peso amount. Counterparties are always top - tier financial institutions with low credit risk.

Swap Contracts: The Company may contract a swap contract operation, through which it exchanges interest rate indices or local and/or foreign currency. Counterparties are always top - tier financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

		Notional value		Amount receivable		Amount payable
Contracts	Position	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Currency forward contracts
Maturity in 2024	sold/buyed in US$	US$ 283,3 million	US$ 34.2 million	24,335	-	124	17,337

Commodity derivates
Maturity in 2024	buyed in US$	US$ 22,2 million	US$ 12.1 million	-	32	7,252	1,349
Maturity in 2025	buyed in US$	US$ 3,6 million		-	-	2,225	-

Commodity contracts
Maturity in 2026	-	-	-	14,488	-	-	-

Swaps IPCA x DI
Maturity in 2025	-	-	R$ 450.0 million	-	734	-	356

Swaps USD x DI
Maturity in 2026	107,9% of CDI	US$ 30.6 milion	US$ 30.6 million	16,864	-	-	1,606

Total fair value of financial instruments				55,687	766	9,601	20,648

	September 30, 2024	December 31, 2023
Fair value of derivatives
Current assets	38,823	766
Other non-current assets	16,864	-
	55,687	766
Fair value of derivatives
Current liabilities	9,601	19,042
Non-current liabilities	-	1,606
	9,601	20,648

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

	For the nine-month period ended
	September 30, 2024	September 30, 2023
Net Income
Gains on financial instruments	93,119	16,022
Losses on financial instruments	(89,750)	(28,592)
	3,369	(12,570)
Other comprehensive income
Gains on financial instruments	-	783
Loss on financial instruments	(2,309)	-
	(2,309)	783

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten Years Bonds. Consequently, the effect of exchange rate changes on these debts on the amount of US$ 0.4 billion (equivalent to R$ 2.4 billion on September 30, 2024) (designated as a hedge) has been recognized in the Statement of Comprehensive Income.

The Company demonstrated effectiveness of the hedge as of its designation dates and demonstrated the high effectiveness of the hedge from the contracting of each debt for the acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized gain, net of taxes, in the amount R$ 45,955 for the three-month period ended on September 30, 2024 (loss of R$ 167,306 for the three-month period ended on September 30, 2023) and as an unrealized loss, net of taxes, in the amount R$ 249,910 for the nine-month period ended on September 30, 2024 (gain of R$ 194,352 for nine-month period ended on September 30, 2023).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries abroad mentioned above against positive and negative changes in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

g) Measurement of fair value:

IFRS Accounting Standards defines fair value as the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an arm’s length transaction between market participants on the measurement date. The standard also establishes the classification by price quoted in an active market for an identical asset or liability or when it is based on a valuation technique that uses only observable market data.

As detailed in Note 14.d, on September 30, 2024 and December 31, 2023, the Company maintained certain assets classified as Financial asset at fair value through profit or loss and liabilities classified as Financial Liability at fair value through profit or loss, whose fair value measurement is required on a recurring basis.

The Company’s financial assets and liabilities, measured at fair value on a recurring basis, are measured by a valuation technique that uses only observable market data.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

h) Changes in liabilities from Cash flow from financing activities:

The Company has summarized below the changes in the liabilities of cash flow from financing activities, from its Statement of Cash Flows:

		Cash effects		Non-cash effects
	January 01, 2023	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	September 30, 2023
Related Parties, net	24,890	398	-	-	-	25,288
Leasing payable	1,030,643	(308,819)	(78,632)	78,632	644,264	1,366,088
Loans and Financing, Debentures and Fair value of derivatives	12,623,174	(1,033,841)	(458,667)	630,927	(285,360)	11,476,233

		Cash effects		Non-cash effects
	December 31, 2023	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	September 30, 2024
Related Parties, net	24,992	(24,992)	-	-	-	-
Leasing payable	1,277,602	(328,287)	(103,006)	103,006	346,037	1,295,352
Loans and Financing, Debentures and Fair value of derivatives	10,913,190	446,916	(486,091)	577,111	1,035,687	12,486,813

NOTE 15 – TAX, CIVIL AND LABOR CLAIMS AND CONTINGENT ASSETS

The Company and its subsidiaries are party in judicial and administrative proceedings involving tax, civil and labor matters. Based on the opinion of its legal advisors, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions and that the final decisions will not have significant effects on the financial position, operational results and liquidity of the Company and its subsidiaries.

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Management of the Company with the assistance of its legal advisors and the provisions are considered enough to cover expected probable losses. The provisions balances are as follows:

I) Provisions

	September 30, 2024	December 31, 2023
a) Tax provisions	1,880,312	1,737,984
b) Labor provisions	392,703	413,179
c) Civil provisions	34,043	34,662
	2,307,058	2,185,825

a) Tax Provisions

Tax provisions refer mainly to discussions related to ICMS, IPI, Income tax and social contribution, social security contributions, offsetting of PIS and COFINS credits and incidence of PIS and COFINS on other revenues.

b) Labor Provisions

The Company is party to a group of individual and collective labor and/or administrative lawsuits involving various labor amounts and the provision arises from unfavorable decisions and/or the probability of loss in the ordinary course of proceedings with the expectation of outflow of financial resources by the Company.

c) Civil Provisions

The Company is party to a group of civil, arbitration and/or administrative lawsuits involving various claims and the provision arises from unfavorable decisions and/or probable losses in the ordinary course of proceedings with the expectation of outflow of financial resources for the Company.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The changes in the tax, civil and labor provisions are shown below:

	September 30, 2024	December 31, 2023
Balance at the beginning of the year	2,185,825	2,026,003
(+) Additions	168,223	208,219
(+) Monetary correction	115,822	157,227
(-) Reversal of accrued amounts	(162,953)	(205,202)
(+) Foreign exchange effect on provisions in foreign currency	141	(422)
Balance at the end of period	2,307,058	2,185,825

II) Contingent liabilities for which provisions were not recorded as of September 30, 2024

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have the probability of loss considered as possible (but not likely) and due to this classification, accruals have not been made in accordance with IFRS Accounting Standards.

a) Tax contingencies

a.1) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 719.840 (R$ 603,926 as of December 31, 2023).

a.2) The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) IPI – Tax on Industrialized Products, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 509,668 (R$ 465,843 as of December 31, 2023; (ii) PIS and COFINS, substantially related to disallowance of credits on inputs totaling R$ 2,006,859 (R$ 1,991,993 as of December 31, 2023), (iii) social security contributions in the total of R$ 153,468 (R$ 145,786 as of December 31, 2023) and (iv) other taxes, whose updated total amount is currently R$ 738,373 (R$ 641,405 as of December 31, 2023).

a.3) The Company and its subsidiary Gerdau Aços Longos S.A. are parties to administrative proceedings related to Withholding Income Tax, levied on interest remitted abroad, linked to export financing formalized through “Prepayment of Exports Agreements” (PPE) or “Advance Export Receipt” (RAE), in the updated amount of R$ 1,681,780 (R$ 1,533,806 as of December 31, 2023), of which: (i) R$ 866,713 (R$ 824,113 as of December 31, 2023) correspond to five lawsuits of the subsidiary Gerdau Aços Longos S.A. that are processed in the administrative sphere where, currently, one lawsuit is at the first instance of the Administrative Board of Tax Appeals (CARF) awaiting the judgment of the Voluntary Appeals filed by the Company, three lawsuits await the judgment of the declaratory appeals filed against the judgments that, by a casting vote, denied the Voluntary Appeals filed by the Company, and one lawsuit that is in the Superior Chamber of Tax Appeals (CSRF) of CARF, for judgment of the Special Appeal filed by the Company; and (ii) R$ 815,067 (R$ 709,693 as of December 31, 2023) correspond to three lawsuits involving Gerdau S.A., two of which had their discussion concluded in the administrative sphere, with the Company having started preparations for the discussion of the assessments before the Judiciary, and one lawsuit whose Voluntary Appeal filed by the Company was granted in the Administrative Board of Tax Appeals (CARF) to declare the partial nullity of the appealed decision and order the holding of a new trial within the scope of the for analysis of the subsidiary request not considered in the court of origin.

a.4) The Company is party to administrative proceedings related to goodwill amortization pursuant to articles 7 and 8 of Law 9,532/97, from the basis of calculation of Income Tax (IRPJ) and Social Contribution (CSLL), resulting from a corporate restructuring started in 2010. The updated total amount of the assessments is R$ 573,859 (R$ 546,859 as of December 31, 2023), of which: (i) R$ 31,315 (R$ 29,787 as of December 31, 2023) corresponds to a process in which the opposite Declaration Embargoes were rejected against the decision that granted the official appeal in favor of the National Treasury, and the Special Appeal filed by the Company is pending of judgment; (ii) R$ 265,672 (R$ 253,779 as of December 31, 2023) correspond to a process in which the Company had its Voluntary Appeal granted at the Administrative Board of Tax Appeals (CARF), which it recently judged and, by casting vote, partially granted the Special Appeal filed by the National Treasury Attorney's Office, ordering the return of the process to the court of origin for consideration of the ex officio appeal and other issues not considered in the voluntary appeal.; (iii) R$ 86,875 (R$ 82,913 as of December 31, 2023) correspond to a process in which, pending recent judgment, the Statement of Clarification filed by the company in view of the ruling of the Superior Chamber of Tax Appeals of the Administrative Council of Tax Appeals (CARF),) which, by a casting vote, partially granted the Special Appeal filed by the National Treasury Attorney's Office, ordering the return of the case to the court of origin for consideration of the ex officio appeal and other issues not considered in the voluntary appeal.; and (iv) R$ 189,997 (R$ 180,380 as of December 31, 2023) correspond to a process whose Objection, presented by the company, was deemed partially admissible by the Federal Revenue Judgment Office (DRJ), with the Voluntary Appeal filed pending judgment by the Administrative Council of Tax Appeals (CARF).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

a.5) Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiary Gerdau Internacional Empreendimentos Ltda. – Grupo Gerdau are parties to judicial proceedings relating to IRPJ — Income Tax and CSLL — Social Contribution, in the current amount of R$ 1,479,617 (R$ 1,430,407 as of December 31, 2023). Such lawsuits relate to profits generated abroad, of which: (i) R$ 1,218,433 (R$ 1,177,724 as of December 31, 2023) corresponds to two lawsuits of the subsidiary Gerdau Internacional Empreendimentos Ltda. – Grupo Gerdau. One of the lawsuits is being processed in the first instance, awaiting a ruling on the embargoes to the Tax Enforcement filed by the Company, and another in which special appeals were recently filed by the parties against the ruling handed down by the Regional Federal Court of the 4th Region, which, unanimously, granted the declarations of objection filed by the Company, to correct a material error and fill in omissions that appeared in the previous rulings, which had unanimously granted the appeal filed by Gerdau to extinguish the Tax Enforcement, and denied the appeal filed by the Union; and (ii) R$ 261,184 (R$ 252,683 on December 31, 2023) correspond to a lawsuit involving Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.), in which the appeal filed by the Union against the judgment that ruled in favor of the Embargoes on Tax Enforcement filed by the Company is pending judgment.

a.6) Gerdau S.A. (by itself and as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. are parties to administrative and judicial proceedings relating to the disallowance of goodwill amortization generated in accordance with Article 7 and 8 of Law 9,532/97, as a result of a corporate restructuring carried out in 2004/2005, regarding tax base of the Income tax - IRPJ and Social Contribution - CSLL. The updated total amount of the assessments amounts to R$ 8,058,441 (R$ 7,882,203 as of December 31, 2023), of which: (i) R$ 4,672,790 (R$ 4,637,104 as of December 31, 2023) correspond to four lawsuits of Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.) and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., in the phase of judicial collection, with the companies offering judicial guarantees, under precautionary measures, through Guarantee Insurance, and initiated the legal discussions of Embargoes to Execution, in the respective lawsuits, and in the Embargoes to Execution filed by Gerdau S.A. (as successor of Gerdau Aços Especiais S.A.), on August 23, 2024, a single-judge decision was issued by the rapporteur, in the Superior Court of Justice - STJ, not acknowledging the special appeal filed by the National Treasury against a judgment of the Regional Federal Court of the 4th Region that had upheld a judgment handed down in favor of the company, with the internal appeal in the special appeal and the extraordinary appeal filed by the National Treasury pending judgment; in the Embargoes on Execution filed by the subsidiary Gerdau Aços Longos S.A. (as successor to Gerdau Comercial de Aços S.A.), after the trial began in the Regional Federal Court of the 2nd Region with two votes to deny the appeal filed by the National Treasury, the trial was interrupted by a request for review; in the lawsuit involving the subsidiary Gerdau Aços Longos S.A., in a trial held at the Regional Federal Court of the 2nd Region, the National Treasury's statement of clarification was granted to annul the judgment that had denied its appeal, and to determine a new inclusion on the lawsuit's agenda so that a new trial of the case can be held, with due prior notification of the parties, observing the legal deadlines. Also in this process, on November 30, 2023, the request for review of the registration as overdue debt was granted, causing the reduction of the amount of the debt required due to the exclusion of fines and, consequently, default interest and legal charge, pursuant to the provisions of § 9-A of article 25 of Decree No. 70,235/72 and article 15 of Law No. 14,689/2023; and also, the Embargoes of Tax Enforcement filed by the subsidiary Gerdau Açominas S.A. are awaiting judgment in the first instance; (ii) R$ 380,162 (R$ 366,382 as of December 31, 2023) corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has already ended and is under judicial discussion, and the appeal is pending of judgment by the Regional Federal Court of the 2nd Region filed by the National Treasury against the sentence that upheld the Embargoes to Execution and acknowledged the non-substantiation of the tax assessment; (iii) R$ 355,776 (R$ 342,072 as of December 31, 2023) corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which part of the debt whose administrative discussion has ended is under judicial discussion, in which is pending of judgment the appeal filed by the Company against the sentence that dismissed its Embargoes to Tax Enforcement; (iv) R$ 6,183 (R$ 5,958 as of December 31, 2023) corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., in which the administrative discussion has ended, which is in progress at the first instance awaiting a ruling on the Objections to Tax Enforcement filed by the Company; (v) R$ 100,372 (R$ 96,280 as of December 31, 2023) correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., the administrative discussion of which has been concluded and is currently under judicial discussion, with the National Treasury recently requesting the termination of the Tax Enforcement in view of the granting of the request for review of the registration in active debt, made by the Company, and which resulted in the total extinction of the debts due to the exclusion of fines and, consequently, of the current interest and the legal charge, by force of the provisions of § 9º-A of art. 25 of Decree No. 70.235/72 combined with art. 15 of Law No. 14.689/2023; (vi) R$ 120,656 (R$ 190,058 as of December 31, 2023) corresponds to a lawsuit filed by Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.), whose administrative discussion has ended, and which will be forwarded shortly for judicial collection and will be discussed in the context of Embargoes on Tax Execution to be opportunely opposed by the Company; (vii) R$ 262,329 (R$ 208,449 as of December 31, 2023) corresponds to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., which was recently judged by the Superior Chamber of Tax Appeals (CSRF) of CARF, and which is already being discussed in the context of Embargoes on Tax Enforcement filed by the Company; (viii) R$ 162,115 (R$ 129,050 as of December 31, 2023) corresponds to a lawsuit filed by Gerdau S.A. (as successor to Gerdau Aços Especiais S.A.), the administrative discussion of which has ended, and which will soon be forwarded for judicial collection and will be discussed in the context of Objections to the Tax Enforcement to be filed in due course by the Company; (ix) R$ 708,932 (R$ 676,217 as of December 31, 2023) correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., in which the Voluntary Appeal was partially granted, pending notification of the judgment that accepted the declaration of opposition filed by the Company, without infringing effects, with a Special Appeal having been filed by the National Treasury; (x) R$ 627,312 (R$ 596,754 as of December 31, 2023) correspond to a lawsuit filed by the subsidiary Gerdau Aços Longos S.A., pending before the first instance of the Administrative Board of Tax Appeals (CARF), that, by casting vote, dismissed the Voluntary Appeal filed by the Company, having been admitted the special appeal filed by the National Treasury in relation to the matter in which the voluntary appeal was granted; (xi) R$ 175,284 (R$ 167,887 as of December 31, 2023) corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., separated from the process mentioned in item “vii” above, and which is currently in the judicial collection phase, being pending of judgment the appeal filed against the judgment that dismissed the Embargoes to Tax Enforcement filed by the Company, ; and (xii) R$ 486,530 (R$ 465,992 as of December 31, 2023) corresponds to a lawsuit of the subsidiary Gerdau Aços Longos S.A., separated from the lawsuit mentioned in item “vii” above, and which is under judicial discussion, having been interrupted by a request for review of the judgment of the appeal filed by the National Treasury, after the judgment began with two votes in favor of denying the appeal and maintaining the judgment that had ruled in favor of the Embargoes on Execution and recognized the non-existence of the credits subject to tax execution.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

b) Civil contingencies

b.1) A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE – Secretaria de Direito Econômico), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment, which resulted in a fine to the Company and other long steel producers, on September 23, 2005, an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes (fine of R$ 245,070, updated by the judicial accountant on August 1, 2013 to R$ 417,820).

Two lawsuits challenge the investigation conducted by the Competition Defense System and its merits judgment, whose grounds are procedural irregularities, especially the production of evidence, based on an economic study, to prove the inexistence of a cartel. The Court, upon offer of bank guarantee letter, granted the suspension of the effects of CADE’s decision. Both actions were dismissed, and their respective appeals were also rejected by the Federal Regional Court of the 1st Region.

Against both decisions, appeals were lodged with the Superior Court of Justice (STJ) and the Federal Supreme Court (STF), after admissibility judgment, the appeal to the Superior Court of Justice was admitted and well as substitution of the guarantee offered by insurance guarantee in a decision of October 8, 2019.

In the same order in which the Vice president Judge gave suspensive effect to the Special Appeal, in order to change the guarantee, the Extraordinary Appeal was dismissed, on the grounds of violation of res judicata with recognized general repercussion. Against this decision, the Company filed an Internal Appeal for the TRF1 Plenary, which was dismissed.

According to the decision published on November 10, 2022, in a unanimous vote, the STJ annulled the fine and recognized that there was no due process of law, as CADE would have concluded without the necessary study of the market and the facts (Cf. STJ, Resp n.º 1.979.138 - DF (2021/0405949-3).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The STJ’s decision is subject to appeal by the Brazilian government in the form of Declaration Embargoes in the Extraordinary Appeal filed by the Brazilian Government with the STF and Gerdau will continue to seek all applicable legal remedies to defend its rights.

The Company denies having been engaged in any type of anti-competitive conduct and it is certain that it has not practiced the conduct attributed to it, understanding shared by its legal consultants.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of R$ 534,039 (R$ 595,649 as of December 31, 2023). For these demands, no accounting provision was recorded, since they were considered as possible losses, based on the opinion of its legal counsel.

c) Labor Contingencies

The Company and its subsidiaries are parties to other labor claims that together have an amount of R$ 1,304,499 (R$ 1,028,176 as of December 31, 2023). For these claims, no accounting provision was made, since these were considered as possible losses, based on the opinion of its legal counsel.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	September 30, 2024	December 31, 2023
Tax	165,673	1,828,611
Labor	49,427	56,640
Civil	141,764	178,819
	356,864	2,064,070

The Company and its subsidiaries made judicial deposits and accounting provisions, referring to the discussion on the inclusion of the ICMS in the tax base of PIS and COFINS, which in turn were updated in accordance with the SELIC rate, which were referred to the unpaid amounts of PIS and COFINS since 2009, because the collection of which was fully suspended, due to the mentioned judicial deposits.

On March 15, 2017, the Brazilian Federal Supreme Court (STF — Supremo Tribunal Federal) ruled on a claim related to this matter, and by 6 votes to 4, concluded: “The ICMS does not comprise the tax base for PIS and COFINS assessment purposes”. The STF decision, in principle, affects all the nine judicial proceedings, due to its general repercussion. Eight of these lawsuits already have a final favorable decision, and the gain was recognized when the decision was final and unappealable, considering for the purposes of calculation the exclusion of the ICMS informed in the invoices, as recognized in the final and unappealable decisions, and is preparing the documents to carry out the qualification of its credit and be able to start the compensation procedures and/or have already qualified before the Federal Revenue Service of Brazil. It is important to note that the Company still has a lawsuit for repetition of undue payments, which is awaiting the respective final and unappealable decision. In this lawsuit the Company seeks the recognition of R$ 683 million (R$ 643 million, net of related expenses) referring to credits prior to the filing of the lawsuit.

On May 13, 2021, the Federal Supreme Court ruled the Embargoes for Declaration that the National Treasury Attorney’s Office had opposed, alleging that the Supreme Court’s decision was silent on certain points, and requesting the modulation of the effects of the decision. In that judgment, the STF accepted, in part, the Embargoes for Declaration, to modulate the effects of the judgment whose production took place after March 15, 2017 (date on which RE No. 574.706 was judged), except for lawsuits or administrative proceedings filed up to that date, and rejected the embargoes regarding the allegation of omission, obscurity or contradiction and, in the point related to the ICMS excluded from the calculation basis of the PIS-COFINS contributions, it signed the understanding that it is the ICMS informed in the invoice. After this judgment, the concept of virtually certain for the purposes of the entry of economic benefits and recognition of the asset and the corresponding gain started to be demonstrated. Thus, even though there was no final and unappealable decision on two lawsuits that were pending of judgment, the Company recognized in 2021, with sufficient reliability, the amounts of tax credits to which it is entitled, referring to credits prior to the filing of the lawsuits.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The amounts recognized in the Company’s results related to the recovery of credits arising from the ICMS in the tax base of PIS and COFINS lawsuits (net of related expenses) was R$ 1.2 billion in 2021, of which, R$ 393.3 million in the Other Operating Income line and R$ 788.7 million in the Tax Credits Monetary Update line.

In view of the final and unappealable decision with favorable merits decision confirmed on December 26, 2023, rendered in the main proceedings (0012235- 15.2009.4.02.5101) and the revocation of the suspensive effect previously granted to the National Treasury in case No. 5003743-37.2020.4.02.0000, the subsidiary Gerdau Aços Longos S.A. filed a request for provisional compliance with the judgment (assessed under No. 5100372-91.2023.4.02.5101/RJ), in which the request for withdrawal of the amounts deposited over the years dealing with the Inclusion of ICMS in the PIS and COFINS Calculation Base was granted, in the amount of R$ 1.7 billion, pending the final and unappealable decision for the withdrawal permits to be issued. On June 5, 2024, the 4th Specialized Court of the Federal Regional Court of the 2nd Region decided, unanimously, to deny the aggravation of instrument nº 5003345-51.2024.4.02.0000/RJ, filed by the National Treasury against the decision that deferred or request for the lifting of two judicial deposits, with said decision having become final and judged. On August 28, 2024, the withdrawal of the amount of judicial deposits made by the company throughout the process was completed, totaling R$ 1,770,198.

IV)  Eletrobras Compulsory Loan — Centrais Elétricas Brasileiras S.A. (Eletrobras)

On June 26, 2024, Gerdau S.A. and its subsidiary Seiva S.A. – Florestas e Indústrias celebrated an agreement with Eletrobras in order to finalize the lawsuits for credits arising from differences in monetary correction of principal, interest, default and other additional amounts owed by Eletrobras due to compulsory loans, in which it was agreed that the amounts previously raised by the companies became final, as well as the payment in favor of the creditors of the amount of R$ 133.7 million (R$101 million, net of attorney's fees and related expenses), raised through court orders on September 30, 2024 and October 1, 2024, after certification of the final judgment of the decision approving the agreement, with only the release of the surety bond presented in the lawsuit pending.

V) Other contingent assets

On February 2, 2023, Gerdau S.A. and its subsidiaries Gerdau Açominas S.A. and Gerdau Aços Longos S.A. were successful in a lawsuit of tax nature, regarding the right to PIS and COFINS credits on scrap purchases. Due to the final and unappealable decision of the court, which occurred on this date, Gerdau S.A. and its subsidiaries recognized in 2023 a credit of R$ 828 million (principal plus monetary update minus legal fees and taxes). This amount, until then disclosed as Other contingent assets, reached the level of virtually certain, resulting in the recognition of the asset in Tax credits, with a counterpart in Other operating income and Tax credits monetary update, which is expected to be monetized within a period of up to 5 years.

NOTE 16 - RELATED-PARTY TRANSACTIONS

a) Intercompany loans

	Maturity	September 30, 2024	December 31, 2023
Liabilities
Joint venture
Bradley Steel Processors Inc.	-	-	(24,992)
		-	(24,992)

b) Operations with related parties

During the three-month period ended on September 30, 2024, the Company, through its subsidiaries, performed commercial operations with some of its associate companies, joint ventures and other related parties in sales of R$ 104,345 (R$ 316,464 as of September 30, 2023) and purchases in the amount of R$ 48,143 as of September 30, 2024 (R$ 56,483 as of September 30, 2023). The net balance totals R$ 56,202 as of September 30, 2024 (R$ 259,981 as of September 30, 2023). During the nine-month period ended on September 30, 2024, the Company, through its subsidiaries, performed commercial operations with some of its associate companies and joint ventures in sales of R$ 299,726 (R$ 1,132,221 as of September 30, 2023) and purchase in the amount of R$ 149,613 as of September 30, 2024 (R$ 131,190 as of September 30, 2023). The net balance totals R$ 150,113 as of September 30, 2024 (R$ 1,001,031 as of September 30, 2023).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The Company and its subsidiaries have receivables from controlling shareholders, referring to the sale of property, in the amount of R$ 7,466 (R$ 22,764 as of September 2023). Additionally , the Company and its subsidiaries recorded revenues of R$ 218 and R$ 640 in the three-month and nine-month periods ended on September 30, 2024, respectively (R$ 220 and R$ 655 for the three-month and nine-month periods ended on September 30, 2023, respectively), derived from rental agreement.

Guarantees granted

Related Party	Relationship	Object	Original Amount	Maturity	Balance as of September 30, 2024	Balance as of December 31, 2023
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	150,000	apr/24	-	150,000
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	400,000	nov/24	400,000	400,000
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	400,000	nov/24	400,000	400,000
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	836	jan/25	760	-
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Commercial Contract	10,949	jan/25	10,701	-
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Commercial Contract	1,868	jan/25	1,825	-
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Commercial Contract	3,096	jan/25	3,025	-
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Commercial Contract	4,043	jan/25	3,951	-
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Commercial Contract	624	jan/25	610	-
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Commercial Contract	3,229	jan/25	3,156	-
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Commercial Contract	4,873	jan/25	4,762	-
Gerdau Aços Longos S.A.	Subsidiary	Commercial Contract	14,483	feb/25	2,608
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Commercial Contract	2,467	feb/25	2,396	-
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Commercial Contract	4,992	feb/25	917
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Commercial Contract	59,644	mar/25	44,519	63,024
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Commercial Contract	35,451	mar/25	25,042	35,451
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	375,000	may/25	-	375,000
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	375,000	may/25	375,000	375,000
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	400,000	nov/25	400,000	400,000
Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Commercial Contract	11,951	jan/27	11,680	-
Gerdau S.A., Gerdau Aços Longos S.A and Gerdau Açominas S.A	Subsidiary	Financing Agreements	4,730,775	sep/27	-	-
Gerdau Trade Inc.	Subsidiary	Financing Agreements	2,056,535	oct/27	2,323,685	2,064,877
Gerdau Corsa S.A.P.I. de C.V.	Joint Venture	Financing Agreements	601,588	sep/26	454,486	648,322
GUSAP III LP.	Subsidiary	Financing Agreements	2,100,600	jan/30	2,713,154	2,410,967
Gerdau Ameristeel US Inc.	Subsidiary	Financing Agreements	103,505	oct/37	277,853	246,906
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	12,834	jun/38	12,216	12,216
GUSAP III LP.	Subsidiary	Financing Agreements	1,117,100	apr/44	2,620,770	2,328,873

c) Price conditions and charges

Loan agreements between related parties are updated by fixed and/or market rates, such as SOFR, plus exchange rate variation, where applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

d) Management compensation

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Cost of salaries, benefits and variable compensation	11,836	8,100	31,631	28,527
Cost of contributions for the defined contribution plan	491	488	1,461	1,516
Cost of long-term incentive plans	8,404	6,427	23,512	19,150
	20,731	15,015	56,604	49,193

Cost of social charges	4,095	3,539	12,463	13,499

e) Other information from related parties

Contributions to the assistance entities Fundação Gerdau, Instituto Gerdau and Fundação Ouro Branco, classified as related parties, amounted R$ 45,737 on September 30, 2024 (R$ 41,763 on December 31, 2023). The defined benefit pension plans and the post-employment health care benefit plan are related parties of the Company and the details of the balances and contributions have been presented in the Employee Benefit Note in the Company's annual Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 17 – EQUITY

a) Capital

The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days.

Reconciliations of common and preferred outstanding shares are presented below:

	September 30, 2024		December 31, 2023
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	600,526,442	1,148,995,967	571,929,945	1,091,630,395
Purchases of Treasury stocks	(581,200)	(18,588,200)	-	-
Share bonus	120,105,288	229,648,779	28,596,497	54,691,436
Exercise of long-term incentive plan	-	4,933,311	-	2,674,136
Balance at the end of the period	720,050,530	1,364,989,857	600,526,442	1,148,995,967

As of September 30, 2024, 720,631,730 common shares and 1,387,848,730 preferred shares are subscribed and paid up, with a total capital of R$ 24,273,225 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	September 30, 2024						December 31, 2023
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.*	702,952,615	97.5	-	-	702,952,615	33.3	585,793,846	97.5	-	-	585,793,846	33.3
Brazilian institutional investors	735,699	0.1	190,613,740	13.7	191,349,439	9.1	2,442,108	0.4	117,790,196	10.2	120,232,304	6.8
Foreign institutional investors	1,217,352	0.2	581,776,187	41.9	582,993,539	27.6	1,425,937	0.2	546,220,396	47.2	547,646,333	31.2
Other shareholders	15,144,864	2.1	592,599,930	42.8	607,744,794	28.9	10,864,551	1.9	484,985,375	41.9	495,849,926	28.3
Treasury stock	581,200	0.1	22,858,873	1.6	23,440,073	1.1	-	-	7,544,641	0.7	7,544,641	0.4
	720,631,730	100.0	1,387,848,730	100.0	2,108,480,460	100.0	600,526,442	100.0	1,156,540,608	100.0	1,757,067,050	100.0

* Metalurgica Gerdau S.A. is the controlling shareholder and Indac - Ind. e Com. S.A. (holding of Gerdau's family) is the utltimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and priority in the capital distribution in case of liquidation of the Company.

On February 28, 2023, the Company’s Board of Directors approved a capital increase of R$ 966,162 through the capitalization of part of the balance of the Retained earnings account - Investments and Working Capital reserve, with issuance, within the limit of the capital authorized by Art. 4, paragraph 1, of the Company’s Bylaws, of 83,669,860 new shares, of which 28,596,497 are common shares and 55,073,363 are preferred shares, all book-entry, with no par value, distributed to shareholders as a bonus, in the proportion of one new share for every twenty shares of the same type held on March 21, 2023; increasing the Company’s capital to R$ 20,215,343, divided into 1,757,067,050 shares, of which 600,526,442 are common shares and 1,156,540,608 are preferred shares, all book-entry and without par value.

On April 16, 2024, the Extraordinary Shareholder’s Meeting approved a capital increase of R$ 4,057,882 through the capitalization of part of the balance of the Retained earnings account – Investments and Working Capital reserve, with the issuance of 351,413,410 new shares, of which 120,105,288 are common shares and 231,308,122 are preferred shares, all book-entry, with no par value, distributed to shareholders as a bonus, in the proportion of one new share for every five shares of the same type held on April 17, 2024; increasing the Company’s capital to R$ 24,273,225, divided into 2,108,480,460 shares, of which 720,631,730 are common shares and 1,387,848,730 are preferred shares, all book-entry and without par value.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

b) Treasury stocks

Changes in treasury stocks are as follows:

	September 30, 2024				December 31, 2023
	Common		Preferred		Common		Preferred
	shares	R$	shares	R$	shares	R$	shares	R$
Balance at the beginning of the period	-	-	7,544,641	150,182	-	-	9,836,850	179,995
Repurchase of shares	581,200	9,661	18,588,200	340,130	-	-	-	-
Long term incentive plan exercvised during the period	-	-	(4,933,311)	(61,975)	-	-	(2,674,136)	(29,813)
Capital increase with share bonus	-	-	1,659,343	-	-	-	381,927	-
Balance at the end of the period	581,200	9,661	22,858,873	428,337	-	-	7,544,641	150,182

These shares are held in treasury for subsequent cancellation, selling in the market or to be granted under the long-term incentive plan of the Company. The average acquisition cost of these shares was R$ 18.69 as of September 30, 2024.

On July 31, 2024, the Board of Directors of Gerdau S.A., in accordance with the statutory provisions and under the terms of CVM Resolution No. 77, dated March 29, 2022, approved a Share Buyback Program for shares issued by the Company, which has the following objectives: (i) to maximize long-term value generation for shareholders through efficient management of the capital structure and to meet the long-term incentive programs of the Company and its subsidiaries; (ii) to remain in treasury; (iii) to cancel; (iv) to subsequently sell on the market. The number of shares to be acquired will be up to 68,000,000 preferred shares, representing approximately 5% of the outstanding preferred shares (GGBR4) and/or ADRs backed by preferred shares (GGB) and up to 1,767,911 common shares, representing 10% of the outstanding common shares (GGBR3). The acquisition period began on August 1, 2024, with a maximum duration of 12 months, that is, until August 1, 2025, inclusive. As of September 30, 2024, the Company had already acquired 581,200 common shares and 18,588,200 preferred shares, representing the amount of R$349,791. Additionally, between October 1, 2024 and the date of approval of this Interim Information by Management, the Company acquired 93,700 common shares and 20,369,655 preferred shares, representing the amount of R$ 379.567.

c) Capital reserves — consists of premium on issuance of shares.

d) Retained earnings

I) Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses but cannot be used for dividend purposes.

II) Tax incentives reserve — under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amount can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

e) Operations with non-controlling interests — Corresponds to amounts recognized in equity from changes in non-controlling interests.

f) Other reserves - Include: gains and losses on net investment hedge, gains and losses on derivatives accounted as cash flow hedge, pension plan, cumulative translation adjustments and expenses of long-term incentive plans.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

g) Dividends – In 2024, the Company credited dividends to shareholders in the amount presented below:

Period	Nature	R$/share	Outstanding shares (thousands)	Credit	Payment	September 30, 2024
1st Quarter	Dividends	0.28	2,103,652	05/15/24	05/27/24	589,013
2nd Quarter	Dividends	0.12	2,085,040	08/09/24	08/20/24	252,498
Proposed dividends						841,511

Credit per share (R$)		0.40

Dividends credited during the period constitute an advance on the statutory dividend.

NOTE 18 – EARNINGS PER SHARE (EPS)

Basic

	For the three-month period ended on
	September 30, 2024*			September 30, 2023**
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	462,634	884,768	1,347,402	543,040	1,038,751	1,581,791

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	720,631,730	1,378,179,044		720,631,731	1,392,483,933

Earnings per share (in R$) – Basic	0.64	0.64		0.75	0.75

* Retrospectively adjusted to take into account the effect of the capital increase with the issuance of common and preferred shares as a bonus, in the proportion of one new share for every five shares of the same type, as detailed in Note 17.a.

** Retrospectively adjusted to take into account the effect of the capital increase with the issuance of common and preferred shares as a bonus, in the proportion of one new share for every five shares and one new share for every twenty shares of the same type, as detailed in Note 17.a.

	For the nine-month period ended on
	September 30, 2024*			September 30, 2023**
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	1,458,002	2,792,292	4,250,294	2,377,827	4,545,792	6,923,619

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	720,631,730	1,380,117,663		720,631,731	1,377,661,754

Earnings per share (in R$) – Basic	2.02	2.02		3.30	3.30

* Retrospectively adjusted to take into account the effect of the capital increase with the issuance of common and preferred shares as a bonus, in the proportion of one new share for every five shares of the same type, as detailed in Note 17.a.

** Retrospectively adjusted to take into account the effect of the capital increase with the issuance of common and preferred shares as a bonus, in the proportion of one new share for every five shares and one new share for every twenty shares of the same type, as detailed in Note 17.a.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

Diluted

	For the three-month period ended on
	September 30, 2024*	September 30, 2023**
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	884,768	1,038,751
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	1,865	6,381
	886,633	1,045,132

Net income allocated to common shareholders	462,634	543,040
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	(1,865)	(6,381)

	460,769	536,659

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	720,631,730	720,631,731
Preferred Shares
Weighted-average number of preferred shares outstanding	1,378,179,044	1,392,483,933
Potential increase in number of preferred shares outstanding due to the long term incentive plan	8,494,153	10,930,982
Total	1,386,673,197	1,403,414,915

Earnings per share – Diluted (Common and Preferred Shares) - in R$	0.64	0.74

* Retrospectively adjusted to take into account the effect of the capital increase with the issuance of common and preferred shares as a bonus, in the proportion of one new share for every five shares of the same type, as detailed in Note 17.a.

** Retrospectively adjusted to take into account the effect of the capital increase with the issuance of common and preferred shares as a bonus, in the proportion of one new share for every five shares and one new share for every twenty shares of the same type, as detailed in Note 17.a.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

	For the nine-month period ended on
	September 30, 2024*	September 30, 2023**
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	2,792,292	4,545,792
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	6,763	12,698
	2,799,055	4,558,490

Net income allocated to common shareholders	1,458,002	2,377,827
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	(6,763)	(12,698)

	1,451,239	2,365,129

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	720,631,730	720,631,731
Preferred Shares
Weighted-average number of preferred shares outstanding	1,380,117,663	1,377,661,754
Potential increase in number of preferred shares outstanding due to the long term incentive plan	9,789,463	11,265,827
Total	1,389,907,126	1,388,927,581

Earnings per share – Diluted (Common and Preferred Shares) - in R$	2.01	3.28

* Retrospectively adjusted to take into account the effect of the capital increase with the issuance of common and preferred shares as a bonus, in the proportion of one new share for every five shares of the same type, as detailed in Note 17.a.

** Retrospectively adjusted to take into account the effect of the capital increase with the issuance of common and preferred shares as a bonus, in the proportion of one new share for every five shares and one new share for every twenty shares of the same type, as detailed in Note 17.a.

NOTE 19 – LONG-TERM INCENTIVE PLANS

Restricted Shares and Performance Shares Summary:

Balance as of January 01, 2023	10,812,887
Granted	7,697,990
Share Bonus	664,433
Cancelled	(2,192,635)
Exercised	(2,674,136)
Balance on December 31, 2023	14,308,539
Granted	5,696,118
Share Bonus	2,910,064
Forfeited	(2,514,912)
Exercised	(4,091,293)
Quantity on September 30, 2024	16,308,516

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The Company recognizes the cost of the long-term incentive plan through Restricted Shares and Performance Shares based on the fair value of the options granted on the grant date over the grace period for exercising each grant. The fair value of the options granted is equivalent to the fair value of the services rendered to the Company, being R$ 23.40 for the 2024 grant (R$ 25.16 for the 2023 grant). The vesting period for the year is 3 years for grants made from 2017 onwards. The cost of the long-term incentive plan recognized in income, in the three-month period ended on September 30, 2024, was R$ 38,956 (R$ 42,479 for the three-month period ended on September 30, 2023) and the costs with long term-incentive plans recognized in the income statement in the nine-month period ended on September 30, 2024 was R$ 114,544 (R$ 122,801 for the nine-month period ended on September 30, 2023).

As of September 30, 2024, the Company has a total of 22,858,873 preferred shares in treasury and, according to note 17, these shares may be used for serving this plan.

NOTE 20 – EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Depreciation and amortization	(796,276)	(789,150)	(2,293,381)	(2,256,376)
Labor expenses	(2,151,918)	(1,892,175)	(6,186,965)	(5,750,694)
Raw material and consumption material	(10,752,185)	(10,543,814)	(31,276,214)	(33,164,624)
Freight	(1,101,038)	(1,045,445)	(3,264,322)	(3,329,547)
Recovery of Eletrobras Compulsory Loan	-	-	100,860	-
Tax credits recovery / provision	-	-	-	845,216
Other expenses/income	(649,054)	(590,604)	(1,755,730)	(1,753,039)
Impairment of financial assets	(5,016)	-	(29,374)	-
Impairment of assets	-	-	(199,627)	-
Results in operations with joint ventures	-	-	808,367	-
	(15,455,487)	(14,861,188)	(44,096,386)	(45,409,064)

Classified as:
Cost of sales	(14,801,417)	(14,270,585)	(43,020,882)	(44,501,242)
Selling expenses	(194,076)	(184,064)	(563,275)	(532,434)
General and administrative expenses	(354,526)	(354,804)	(1,016,925)	(1,106,820)
Other operating income	55,828	37,602	255,730	951,425
Other operating expenses	(156,280)	(85,253)	(431,260)	(214,928)
Recovery of Eletrobras Compulsory Loan	-	-	100,860	-
Results in operations with joint ventures	-	-	808,367	-
Impairment of financial assets	(5,016)	(4,084)	(29,374)	(5,065)
Impairment of assets	-	-	(199,627)	-
	(15,455,487)	(14,861,188)	(44,096,386)	(45,409,064)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 21 – FINANCIAL INCOME

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Income from short-term investments	78,835	161,407	265,988	456,634
Interest income and other financial incomes	89,666	79,726	262,472	244,158
Financial income total	168,501	241,133	528,460	700,792

Interest on debts	(211,610)	(208,920)	(577,111)	(630,927)
Monetary variation and other financial expenses	(147,868)	(154,042)	(497,297)	(411,690)
Financial expenses total	(359,478)	(362,962)	(1,074,408)	(1,042,617)

Hyperinflation adjustments in Argentina	(132,950)	(254,879)	(647,507)	(680,630)
Other exchange variations	(21,865)	(104,679)	(205,732)	(168,561)
Exchange variation, net	(154,815)	(359,558)	(853,239)	(849,191)

Tax credits monetary update	-	-	-	253,002
Gains and Losses on derivatives, net	22,999	3,633	3,369	(12,570)
Financial result, net	(322,793)	(477,754)	(1,395,818)	(950,584)

NOTE 22 – SEGMENT REPORTING

Information by business segment:

	For the three-month periods ended
	Brazil Operation		North America Operation		South America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net sales	6,738,434	6,635,269	6,656,950	6,331,922	1,452,256	1,566,366	2,919,489	2,771,176	(389,097)	(241,475)	17,378,032	17,063,258
Cost of sales	(5,757,258)	(5,984,891)	(5,697,770)	(5,018,536)	(1,250,436)	(1,182,512)	(2,476,102)	(2,346,705)	380,149	262,059	(14,801,417)	(14,270,585)
Gross profit	981,176	650,378	959,180	1,313,386	201,820	383,854	443,387	424,471	(8,948)	20,584	2,576,615	2,792,673
Selling, general and administrative expenses	(206,378)	(218,609)	(173,102)	(135,792)	(43,836)	(38,095)	(69,900)	(76,090)	(55,386)	(70,282)	(548,602)	(538,868)
Other operating income (expenses)	(26,875)	(26,055)	8,451	(5,768)	1,156	(1,169)	7,699	6,416	(90,883)	(21,075)	(100,452)	(47,651)
Reversal (Impairment) of financial assets	(3,974)	(2,551)	22	(742)	(777)	(296)	(713)	(263)	426	(232)	(5,016)	(4,084)
Equity in earnings of unconsolidated companies	-	-	84,395	128,275	-	40,288	11,137	4,023	103,390	9,484	198,922	182,070
Operational income (Loss) before financial income (expenses) and taxes	743,949	403,163	878,946	1,299,359	158,363	384,582	391,610	358,557	(51,401)	(61,521)	2,121,467	2,384,140
Finacial result, net	(145,899)	(156,582)	56,245	6,982	(208,368)	(284,222)	(66,691)	(80,324)	41,920	36,392	(322,793)	(477,754)
Income (Loss) before taxes	598,050	246,581	935,191	1,306,341	(50,005)	100,360	324,919	278,233	(9,481)	(25,129)	1,798,674	1,906,386
Income and social contribution taxes	(146,139)	(51,647)	(202,258)	(279,842)	12,658	(78,595)	(80,420)	(65,613)	(26,270)	161,376	(442,429)	(314,321)
Net income (Loss)	451,911	194,934	732,933	1,026,499	(37,347)	21,765	244,499	212,620	(35,751)	136,247	1,356,245	1,592,065

Supplemental information:
Net sales between segments	(143,484)	53,266	20,584	31,394	-	45	23,962	20,938	488,036	135,833	389,097	241,475

Depreciation/amortization	392,181	465,433	195,405	152,152	71,005	60,070	134,394	113,465	3,291	(1,970)	796,276	789,150
Operational income (Loss) before financial income (expenses) and taxes proportional to Joint Ventures	-	-	123,937	195,869	-	84,427	17,970	8,191	19,823	7,947	161,730	296,434
Depreciation/amortization proportional to Joint Ventures	-	-	41,946	33,804	-	13,003	4,934	4,812	7,955	2,482	54,835	54,101
Tax credits/provisions recovery	-	-	-	-	-	-	-	-	(75,561)	-	(75,561)	-

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

	For the nine-month periods ended
	Brazil Operation		North America Operation		South America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net sales	19,315,483	20,796,386	19,659,640	20,930,904	4,047,756	4,792,018	8,381,041	8,805,150	(1,199,808)	(1,123,527)	50,204,112	54,200,931
Cost of sales	(17,489,358)	(18,446,171)	(16,173,183)	(16,143,315)	(3,402,313)	(3,710,756)	(7,125,933)	(7,354,639)	1,169,905	1,153,639	(43,020,882)	(44,501,242)
Gross profit	1,826,125	2,350,215	3,486,457	4,787,589	645,443	1,081,262	1,255,108	1,450,511	(29,903)	30,112	7,183,230	9,699,689
Selling, general and administrative expenses	(620,873)	(634,189)	(470,418)	(430,622)	(120,716)	(112,567)	(200,457)	(215,486)	(167,736)	(246,390)	(1,580,200)	(1,639,254)
Other operating income (expenses)	(99,025)	(56,724)	9,844	(4,853)	11,715	2,995	32,328	(47,075)	(130,392)	842,154	(175,530)	736,497
Recovery of Eletrobras Compulsory Loan	-	-	-	-	-	-	-	-	100,860	-	100,860	-
Results in operations with joint ventures	-	-	-	-	-	-	-	-	808,367	-	808,367	-
Reversal (Impairment) of financial assets	(23,528)	(2,418)	1,296	(1,471)	93	(542)	(7,185)	124	(50)	(758)	(29,374)	(5,065)
Impairment of assets	(199,627)	-	-	-	-	-	-	-	-	-	(199,627)	-
Equity in earnings of unconsolidated companies	-	-	280,626	550,986	-	200,270	23,533	3,972	81,961	14,386	386,120	769,614
Operational income (Loss) before financial income (expenses) and taxes	883,072	1,656,884	3,307,805	4,901,629	536,535	1,171,418	1,103,327	1,192,046	663,107	639,504	6,493,846	9,561,481
Finacial result, net	(398,254)	(399,151)	(1,540)	86,207	(743,820)	(731,153)	(199,191)	(226,935)	(53,013)	320,448	(1,395,818)	(950,584)
Income (Loss) before taxes	484,818	1,257,733	3,306,265	4,987,836	(207,285)	440,265	904,136	965,111	610,094	959,952	5,098,028	8,610,897
Income and social contribution taxes	(118,406)	(312,308)	(716,655)	(1,053,458)	69,722	(171,615)	(219,771)	(233,844)	163,180	110,515	(821,930)	(1,660,710)
Net income (Loss)	366,412	945,425	2,589,610	3,934,378	(137,563)	268,650	684,365	731,267	773,274	1,070,467	4,276,098	6,950,187

Supplemental information:
Net sales between segments	234,601	210,815	106,984	105,065	41,970	45	76,173	96,211	740,080	711,392	1,199,808	1,123,527

Depreciation/amortization	1,160,533	1,264,741	537,817	445,438	204,878	177,103	381,639	361,229	8,514	7,865	2,293,381	2,256,376
Operational income (Loss) before financial income (expenses) and taxes proportional to Joint Ventures	-	-	441,957	786,318	-	284,994	33,722	12,598	15,861	10,755	491,540	1,094,665
Depreciation/amortization proportional to Joint Ventures	-	-	119,093	101,994	-	38,346	14,907	14,037	19,122	6,470	153,122	160,847
Tax credits/provisions recovery	-	-	-	-	-	-	-	-	(89,023)	845,215	(89,023)	845,215

	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Investiments in associates and joint ventures	-	-	2,914,766	2,766,406	-	-	284,896	268,522	997,532	823,521	4,197,194	3,858,449
Total assets	26,193,265	23,788,261	28,317,842	22,589,796	5,448,000	4,428,996	13,672,695	11,885,419	8,219,515	12,192,672	81,851,317	74,885,144
Total liabilities	8,263,815	8,849,071	2,718,471	3,064,061	1,186,241	1,373,802	2,704,761	2,881,499	11,462,092	9,477,848	26,335,380	25,646,281

The main products by business segment are:

- Brazil Operation: rebar, bars, wide flange beams, wires, plates, hot rolled plates, billets, blooms, slabs, wire rod and structural shapes.

- North America Operation: rebar, bars, wire rod, structural shapes, wide flange beams and billets.

- South America Operation: rebar, bars, wires, wide flange beams and billets.

- Special Steel Operation: bars, wire rod, billets and blooms.

The column of eliminations and adjustments includes the elimination of sales and intercompany loans between segments in the context of the Consolidated Financial Statements. This column also includes amounts that are not part of operational results of a specific segment, such as Tax credits recovery, Tax credits monetary update, Selling, general and administrative expenses of corporate employees and the related income tax effects of these amounts, among others.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The Company's geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

Information by geographic area:

	For the three-month periods ended
	Brazil		Latin America (1)		North America (2)		Consolidated
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net sales	7,562,022	7,131,700	1,555,841	2,018,131	8,260,169	7,913,427	17,378,032	17,063,258

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

Information by geographic area:

	For the nine-month periods ended
	Brazil		Latin America (1)		North America (2)		Consolidated
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net sales	21,628,526	22,648,095	4,179,797	5,658,187	24,395,789	25,894,649	50,204,112	54,200,931

	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Total assets	32,871,452	32,811,578	8,663,755	7,386,237	40,316,110	34,687,329	81,851,317	74,885,144

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRS requires the Company to disclose revenues from external customers for each product and service, or each group of similar products and services, unless the necessary information is not available and the cost to develop it would be excessive. Management does not consider this information useful for its decision-making process, because it would aggregate sales in different markets and in different currencies, subject to the effects of changes in exchange rates. Furthermore, the trends of steel consumption and the price dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated and, as a result, the information would not be useful and would not serve to reach any conclusions about historical trends. Considering this scenario and considering that the information of revenue from external customers by product and service is not maintained by the Company on a consolidated basis and the cost to obtain this information would be excessive compared to the benefits of the information, the Company does not present revenue by product and service.

NOTE 23 – IMPAIRMENT OF ASSETS

As presented in Note 9, in the third quarter of 2024, due to the lack of expectation of future use of some assets of its industrial plants, tests carried out on other long-lived assets identified losses due to non-recoverability in the amount of R$ 199,627 in the Brazil segment. These losses were determined based on the difference between the carrying amount of the assets and its recoverable amount. These losses were recorded as an expense, in the “Impairment of assets” line in the Consolidated Statements of Income

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, taking as basis, financial and economic projections for each segment. The projections are updated to take into consideration any observed changes in the economic environment of the market in which the Company operates, as well as premises of expected results and historical profitability of each segment.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2024

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

The impairment test of goodwill allocated to the business segments is carried out annually in December and it is anticipated if events or circumstances indicate that it is necessary. In the test carried out in the year 2023, the Company carried out a sensitivity analysis of the discount rate and perpetuity growth rate as well as a combination of both, given their potential impacts on cash flows, where an increase of 0.5 percentage points in the discount rate of each segment’s cash flow would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 5,075 million; b) Special Steel: R$ 2,067 million; c) South America: R$ 657 million; and d) Brazil: R$ 343 million. On the other hand, a decrease of 0.5 percentage points in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount that exceeded book value as shown below: a) North America: R$ 5,431 million; b) Special Steel: R$ 2,271 million; c) South America: R$ 702 million; and d) Brazil: R$ 719 million. A combination of the above-mentioned sensitivities in the cash flow of each segment would result in an impairment value in the Brazil segment of R$ 501 million due to the recoverable amount lower than the book value and the recoverable amount exceeding the book value in the other segments, as follows: North America: R$ 4,213 million; b) Special Steel: R$ 1,578 million and c) South America: R$ 614 million.

The Company concluded that there are no indications that demand the performance of the impairment test of goodwill and other long-lived assets for the period ended on September 30, 2024.

The Company will maintain over 2024 its constant monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or activities relevant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity. Although the projections made by the Company provide a challenging scenario, events that impact economic environment and business, if manifested in a greater intensity than that anticipated in the assumptions made by management, may lead the Company to revise its projections of value in use and eventually result in impairment losses.

NOTE 24 - SUBSEQUENT EVENTS

I) On November 1, 2024, the Board of Directors made a proposal regarding the advance payment of the mandatory minimum dividend stipulated in the Bylaws, referring to the current fiscal year, to be paid in the form of Dividends, which will be calculated and credited on the positions held by shareholders on November 18, 2024, in the amount of R$ 619.4 million (R$0.30 per common and preferred share), with payment scheduled for December, 16, 2024, and was submitted and approved by the Board of Directors on November 5, 2024.

II) On November 5, 2024, the Board of Directors of Gerdau S.A. approved the cancellation of 674,900 common shares and 29,000,000 preferred shares issued by the Company, without reducing the value of the share capital. Due to the cancellation of shares resolved, the share capital of the Company will be divided into 2,078,805,560 shares with no par value.

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